Exhibit 99.3

VERAXA Biotech AG Combination with Voyager Acquisition Corp.

Deal Announcement Management Presentation Script: April 22, 2025

Operator:

Good morning, and welcome to the investor conference call relating to the proposed business combination between VERAXA Biotech Inc., or VERAXA, and Voyager Acquisition Corp., or Voyager.

I would like to first remind everyone that this call may contain forward-looking statements including, but not limited to, statements relating to VERAXA and Voyager’s expectations or predictions on their respective financial and business performance and conditions, expectations or assumptions in consummating the proposed business combination between the parties, and future VERAXA product development and performance. This includes, but is not limited to, the timing of development milestones, competitive and industry outlook and the timing and completion of the business combination. Any statements made on this call that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are inherently subject to risks, uncertainties (some of which are beyond the control of the parties) and assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements and they are not guarantees of performance. I encourage you to read the press release issued today and to review Voyager’s filings with the SEC (which include a copy of the investor presentation) for a discussion of these risks that can affect the business combination, VERAXA’s business, and the business of the combined company after completion of the proposed business combination.

Voyager and VERAXA are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The information discussed on this call is qualified in its entirety by the Current Report on Form 8-K that will be filed by Voyager and may be accessed on the SEC’s website. We encourage you to read the Form 8-K, including the press release issued today and the accompanying presentation, Voyager’s other public filings with the SEC, as well as the Registration Statement on Form F-4 and other documents to be filed with the SEC in connection with the proposed business combination, which will be available on the SEC’s website, and, in particular, to the sections captioned “Risk Factors” therein, for a discussion of the risks that can affect the transaction, Voyager’s and VERAXA’s businesses, and the outlook of the combined company.

This call is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Hosting today’s call is Adeel Rouf, Chief Executive Officer of Voyager and Dr. Warren Hosseinion, M.D., Chairman of the Board of Voyager, and from VERAXA it is Dr. Christoph Antz, Ph.D., Chief Executive Officer and Oliver Baumann, Chairman of the Board and CEO of XLife Sciences, one of VERAXA’s largest investors.

I will now turn the call over to Adeel Rouf, CEO of Voyager. Please go ahead.

Adeel Rouf – Chief Executive Officer of Voyager Acquisition Corp:

Thank you, operator, and thank you for all of you joining us today. I am Adeel Rouf, CEO of Voyager Acquisition Corp., and I am delighted to announce this transaction between Voyager and VERAXA.

All of us at Voyager are incredibly excited to be partnering with VERAXA on this transaction. Voyager has an extraordinarily deep bench of talent, including business founders, operators, private equity partners, investors as well as former public company chief executives and board members. We spent considerable time looking for the right company that matched our search criteria, and we firmly believe that VERAXA is the one.

The transaction has been unanimously approved by the board of directors of both Voyager and VERAXA, and ER Shares has rendered a fairness opinion to Voyager’s board as part of its due diligence process evaluating VERAXA.

The transaction assigns VERAXA a pre-money equity value of $1.3 billion and an implied pro- forma value of $1.64 billion. This transaction is supported by up to $253 million in gross proceeds available to VERAXA, before considering the impact of any potential redemptions, as working capital.

VERAXA’s current shareholders are rolling 100% of their equity, with any proceeds being delivered to the balance sheet, evidencing their clear alignment with all stakeholders and commitment to VERAXA’s success and growth, and to our shared vision to bring this incredible cancer fighting technology out of the clinic and into doctor’s hands.

I will now pass you over to our Chairman, Dr. Warren Hosseinion to share a few words.

Warren Hosseinion, M.D. – Chairman of Voyager Acquisition Corp.:

Thank you Adeel, and good morning everyone.

We are pleased to be in a position to bring this transaction to shareholders.

Our objective since launching Voyager has been to assist a company in its transition to the public markets and perhaps more importantly to introduce a differentiated opportunity that would be compelling and attractive to institutional investors. This was the commitment which we made to everyone at the inception of this SPAC in December 2023, and this is the commitment we continue to hold today.

We believe VERAXA represents a terrific opportunity to invest in a truly category defining leader, with a platform that could take antibody drug conjugates, and more broadly, antibody- based therapeutics, to incredible new levels of safety and efficacy. We believe this transaction gives VERAXA the opportunity to execute on a broad scale, from drug discovery to development to delivery.

When we at Voyager Acquisition Corporation thought about VERAXA, we identified five key attributes, which together compelled us to partner with Dr. Antz and his team:

●	First and foremost was what we believe is VERAXA’s first-in-class technology platform for drug discovery, development and delivery. In particular, we were impressed with their platform’s modular approach, which we believe can dramatically cut development cost and time, and has already generated a robust pipeline of drug candidates.

●	Second, our team did extensive research on the antibody-drug conjugate sector, and we believe that ADCs will revolutionize oncology due to what we believe is a significant improvement over the standard of care across a wide range of cancers and their higher probability of technical and regulatory success compared to other oncology drugs. We believe that VERAXA’s platform solves for the limitations of toxicity and lack of efficacy which current ADCs have. Our team believes that VERAXA’s ADCs have the potential to make them one of the most important tools in the fight against cancer in decades.

●	Third, our team noted that since 2023, there have been multiple deals in the ADC sector, each in excess of $1 billion. This trend has continued into 2025.

●	Fourth, we were impressed by VERAXA’s advanced discussions with multiple pharma and biotech companies about strategic partnerships, including co-development and licensing agreements. We believe these partnerships provide strong validation of VERAXA’s platform and also provide a solid operational foundation and financial support for the Company.

●	Finally, our team spent several days with the Company in Heidelberg, Germany, and we were very impressed with the management team, the scientific team directors, the scientific advisors as well as the Company’s two largest investors. The ongoing support the company continues to receive from its two largest investors, XLife Sciences and the European Molecular Biology Lab, is invaluable. We believe the entire VERAXA team is exceptional and has all the elements to make this Company a success.

We at Voyager Acquisition Corporation are very excited to partner with VERAXA in this transaction that transitions them to the public markets, enables accelerated growth and helps to unlock the company’s full potential.

With that, I will pass it over to Oliver Baumann, Chairman of the Board at VERAXA and CEO of Xlife Sciences.

Oliver Baumann – Chairman of VERAXA and CEO of XLife Sciences:

Thank you, Adeel and Warren, and good morning also from my end.

It’s an honor to speak on behalf of the VERAXA Board and to represent Xlife Sciences as one of the largest shareholders.

Xlife Sciences, for those of you who don’t know us, is a publicly listed life science incubator and accelerator headquartered in Switzerland with a portfolio of 36 companies in various stages of development. Our project portfolio rests on four pillars: transformational technology platforms, breakthrough biopharmaceutical therapies, MedTech and artiﬁcial intelligence.

VERAXA’s transition to the public markets is a clear testament to the strength of its underlying science and the scalability of its BiTAC platform, which enables the development of highly precise and diOerentiated cancer therapies with improved safety proﬁles.

As an active anchor shareholder, we view this transaction also as validation of Xlife Sciences’ strategy and business model focused on translating breakthrough academic research into commercially attractive, high-potential biotech ventures.

With that, I would like to hand over to Dr. Christoph Antz, CEO of VERAXA.

Dr. Christoph Antz, Ph.D. – CEO of VERAXA:

Thank you Oliver. Let’s move to Slide 6:

Slide 6 “Unlocking Next-Generation Therapies to Treat Cancer”

Good morning/afternoon, and thank you for joining us today

Imagine a future (pause) …where cancer treatments are no longer a heartless compromise between destroying the disease and damaging the patient.

Imagine therapies (pause) …so precise, they leave healthy tissue untouched – maximizing eOicacy, while minimizing suOering.

That is the future (pause) …we are working on.

I’m excited to now share our company with you - and invite you to join our mission to redeﬁne cancer therapy.

Slide 7 “Vision and Mission”

Before diving into the science, I want to share what truly drives VERAXA.

Our vision (pause) …is a world where cancer is no longer a life-threatening diagnosis — but a manageable condition.

Where patients live without fear, empowered by therapies that strike the disease - not the person.

Our mission (pause) … is to bring that vision to life with BiTAC - which we believe will be a unique platform that targets tumors precisely, while minimizing harm to the rest of the body We’re not just building a pipeline.

We’re building a future (pause) ..where cancer care is smarter, safer, and more eOective.

Slide 8 “VERAXA is Leading the Next Oncology Revolution”

Here is a snapshot of our company:

VERAXA was founded in 2020 as a spin-oO from the European Molecular Biology Laboratory, The E-M-B-L — one of Europe’s most respected research institutions with an outstanding global reputation for pioneering life science breakthroughs.

Since then, we’ve:

—	raised and strategically deployed 60 million Dollars,

—	we have developed 4 proprietary tech platforms, 2 we believe are disruptive, and 2 we believe are best-in-class

—	we have protected our innovations by 22 patent families,

—	and we have completed a clinical trial in Leukemia and (pause) we expect to have three clinical programs by 2029.

With our technologies, we’re addressing a 431 billion Dollar market for solid tumors that is growing at nearly 20%

We perceive a strong interest in our company and ongoing talks with pharma and biotech we believe - could unlock deals worth over 2 Billion Dollar

Finally - VERAXA combines:

—	the scientiﬁc excellence of the EMBL

—	a highly diVerentiated oncology pipeline

—	And - we believe - a truly disruptive technology

—	with a signiﬁcant market tailwind

Slide 9 “VERAXA’s Solution to Cancer Therapies”

Now (pause) …let’s look at the fundamental challenge we’re still facing in cancer treatment.

When it comes to the approval of cancer drugs, there are two key factors that play a critical role: toxicity (pause) …and eVicacy.

Today’s therapies often come down to this compromise (pause): …if a treatment is potent, it is usually toxic. And if a treatment is safe, (pause) …it often isn’t eVicacious.

This dilemma - where a drug hits the right biological target but in the wrong tissues - is known as on-target, oV-tumor toxicity. And it’s a major reason why majority of cancer drugs fail in clinical trials.

VERAXA has developed BiTAC – which stands for Bi-Targeted Tumor Associated Cytotoxicity

BiTAC – we believe - is a breakthrough technology that solves the challenge of on-target, oO-tumor toxicity.

It’s worth noting that the foundation of our technology was laid at the University Hospital of Würzburg, where Ralf Bargou – our head of the clinical advisory board - also pioneered Blinatumomab, the ﬁrst T-cell engager.

Slide 10 “TAM of $431B for VERAXA’ Solution”

As we look at the opportunity ahead for VERAXA, (pause) we believe the scale is truly compelling.

The total addressable market of solid tumors, or TAM, for our technology is projected at 431 billion Dollars — and that’s just the starting point (pause).

…as this market is projected to grow to over 1 trillion Dollars by 2030.

Zooming in… antibodies that activate the body’s immune system - known as T-cell engagers and antibody-drug conjugates (ADCs) - are the core focus of our development, and are projected to reach a market value of 169 billion Dollars by 2030

We’re not only addressing a massive unmet need - we’re doing it (pause) …with two platforms that – we believe - solve the two biggest pain points in oncology: toxicity and eOicacy.

Slide 11 “Executive Leadership and Management Team”

Great science alone (pause) …isn’t enough - people make the diOerence at the heart of every leading company or as Jim Collins said: “Great vision without great people is irrelevant.

Let me now give you a quick look at the people behind VERAXA - and for the sake of time, I’ll only mention a few.

Let’s start with Heinz Schwer, our CBO – he is a veteran in the biotech space, having steered three companies into the hands of big pharma and biotech

Or Rick Austin, our CSO (pause) …as a key driver of our scientiﬁc vision, Rick is one of the most recognized scientiﬁc leaders in immuno-oncology worldwide and he brings decades of experience from industry pioneers like Harpoon, Amgen, and Tularik.

Ralf Bargou, the architect of the ﬁrst approved T-cell engager, leads our advisory board.

He is supported by top clinical experts, ensuring our science stays closely aligned with frontline medical needs

Slide 12 “Scientiﬁc Leadership”

While leadership sets the vision, it’s our entire team that brings it to life.

We are also very proud of our scientiﬁc directors who help us – to drive VERAXA forward every day.

Together (pause) …they represent a world-class leadership team with decades of experience in antibody discovery, immune-oncology, and translational research.

Many of our scientists come from some of the most respected institutions and companies in biotech and pharma — including the EMBL, Max Planck, Harvard, Roche, MorphoSys, and many more.

Everyone at VERAXA is deeply grounded in science, driven by innovation, and (pause)

united by the commitment to transforming cancer therapy

Slide 13 “First In Class Technologies with One Vision”

At VERAXA, we’re tackling cancer with two complementary and powerful strategies — each with a clear vision (pause) ..and a unique mechanism of action.

On the one hand – there is our platform for Antibody Drug Conjugates.

These are smart drugs that act like precision-guided missiles: They deliver toxic payloads directly into cancer cells, sparing healthy tissue and avoiding side eOects.

On the other hand, we have our T-cell engager platform, backed by a robust portfolio of additional patents in this space.

This treatment strategy is fundamentally diOerent: (pause) …instead of using toxins, we activate the patient’s own immune system.

Whether delivering a targeted toxin or directing an immune attack — VERAXA’s proprietary technologies – we believe - are designed to hit only cancer cells, and nothing else.

In summary – VERAXA has two powerful technologies, one uniﬁed vision, and zero compromise in our ﬁght against cancer.

Slide 14 “Severe Toxicity is the Problem in Cancer Therapies”

We’ve covered the big picture — now let’s dive into what’s happening at the molecular level.

T-cell engagers are designed to bring T-cells into close proximity with cancer cells by recognizing a single speciﬁc marker.

However, this same marker is often present on healthy cells (pause) … and this is leading to severe and sometimes fatal toxicities.

Antibody Drug Conjugates use antibodies to deliver toxic payloads directly to cells expressing the target marker.

The problem remains the same: (pause) …these therapies rely on single molecules that are expressed on cancer cells.

If healthy cells also express that marker, even at low levels, they will also receive the toxic payload—causing collateral damage and toxicity.

The core message here is that current therapies are limited by their inability to distinguish cancer cells from healthy cells

Slide 15 “VERAXA’s Solution Eliminates the Problem”

Coming now to VERAXA’s BiTAC platform that – we believe - oOers a powerful solution to the on-target, oV-tumor toxicity challenge I have just explained.

Unlike traditional approaches that rely on single marker targeting, BiTAC uses a dual- marker targeting strategy - meaning it requires two speciﬁc cancer markers instead of one to be present and bound before it kills the cell.

With the BiTAC T-cell Engager, T-cells are only activated when both markers are present on the same cancer cell. If a healthy cell expresses only one of this markers, no immune attack is triggered.

Similarly, our ADC version uses two antibodies - each carrying a half-masked and non-toxic payload.

Only, when both ADCs bind to a pair of targets, the payload parts activate each other to become highly toxic.

This dual-marker concept enables a high level of precision and dramatically improves selectivity and safety.

Slide 16 “VERAXA Demonstrates Preclinical EVicacy in Animal Models”

So far, we’ve discussed the theory behind our approach - now, here’s the proof that it works. What you’re about to see is a clear in vivo evidence showing our technology in action.

Published in Nature Communications (2021), the study from the University Clinic of Würzburg shows the eOicacy of our ﬁrst-generation BiTACs — formerly called Hemibodies.

The original data showed full tumor clearance in a multiple myeloma mouse model Single Hemibodies however showed no activity, proving the platform’s speciﬁcity.

As already mentioned, Hemibodies represent the ﬁrst generation of BiTACs, and VERAXA has exclusively in-licensed all related patents.

In the meantime, we’ve developed second-generation BiTAC molecules, that are even more eVicacious, possess a longer half-life and can be produced in high quantities. All this innovation is now fully proprietary to VERAXA.

This is one of many experiments validating our multi-platform approach and supporting BiTAC’s clinical development

Slide 17 “VERAXA Technologies Supercharged by Data-Rich AI”

BiTAC isn’t just a molecule — it’s a platform powered by AI.

Although this technology already gives us a strong edge, another key advantage lies in its core principle of dual-marker targeting.

BiTAC opens the door to rescuing previously unusable cancer markers – and that includes (pause) …antibodies and targets that failed in clinical trials due to toxicity or limited eOicacy.

With BiTAC, we believe, we can repurpose these single-target antibodies by pairing them with second markers that are absent on healthy cells.

To support this, we’ve developed a target discovery platform that integrates scientiﬁc, clinical, and commercial datasets—including historical drug development eOorts, known antibodies, biomarker proﬁles, and clinical outcomes.

And…we have taken this even further by leveraging Artiﬁcial Intelligence.

With terabytes of structured and curated data, we are training a powerful AI engine to

...accelerate discovery,

...enhance predictability and

...boost the success rate of targeted cancer therapies.

Slide 18 “A Modular Platform for Cost-EVective Drug Development”

Beyond its precise targeting and ability to lower development risk (pause) using existing clinical data, the platform – we believe - is also able to speeds up drug development and cutting development costs.

And why is that the case? (pause) …Simply put—we believe - BiTAC is modular and scalable.

While around 800 targets are used overall, only about 80 are relevant for cancer cell receptors, and just 30 are currently used as solid tumor–associated antigens.

This bottleneck already highlights the need for smarter, more eVicient use of existing targets.

Now - due to the combinatorial nature of our BiTAC platform, we can reuse BiTAC molecules for diOerent combinations. And as a consequence – we can – for example - generate up to 45 unique drug programs with only 10 target molecules

In summary – we believe - BiTAC allows drug development to be faster and even less expensive

Slide 19 “IP Excellence Underpinning VERAXA’s Technologies”

VERAXA is building a diOerentiated therapeutic platform imbedded in robust, multi- layered intellectual property.

In total we have 22 patent families covering all aspects of our rich technology platforms We’ve structured our IP like a fortress that includes:

●	Owned patents,

●	Exclusive licenses,

●	Trade secrets like our AI algorithms and microﬂuidic designs,

●	And Freedom-to-Operate across all key areas based on external and internal analysis.

Altogether - this creates high barriers to entry - and a strong position for future partnerships and commercialization.

Slide 20 “Surpassing the Limits of Conventional Cancer Therapies”

Let’s have a look at where targeted cancer therapy stands today - and see exactly where VERAXA ﬁts in.

Most major players like Roche, AMGEN or Johnson & Johnson rely on single-target ADCs and T-cell engagers.

Even they show eOicacy, they lack speciﬁcity and all of them are desperate, to either ﬁnd new targets that are more or less exclusive to cancer cells or to engage in new proprietary technologies that overcome such requirements.

Compared to those, there are a few companies experimenting with dual-targeting — but they often rely on tumor-speciﬁc proteases that also exist in the blood stream, leading to unpredictable side eOects.

VERAXA’s BiTAC platform is fundamentally diOerent.

We combine dual-targeting with true tumor-speciﬁc activation - meaning our molecules are only activated inside the tumor microenvironment.

This enables us to safely and eOectively target solid tumors, even those with non-exclusive markers.

…and as a consequence (pause) …this gives VERAXA a unique competitive edge

Slide 21 “Converting VERAXA’s Technologies into Commercial Value”

Our commercial approach is twofold: (pause) …we’re building a robust internal pipeline, while also collaborating with partners to maximize the reach and potential of our technology

We are currently in advanced discussions with top-tier pharma and biotech companies, to co-develop and out-license our technology or speciﬁc programs.

These partnerships generate upfront payments, milestone-based earnings, and royalties - establishing both early and repeated revenue streams

At the same time, we are advancing internal programs to retain control over the core technology and capture maximum downstream value.

This balanced strategy allows us to remain platform owners while scaling impact through collaborations

Overall, this dual-track strategy is generating signiﬁcant long-term value for the company

Slide 22 “Redeﬁning and Rapidly Expanding Pipeline”

Let’s now take a look at how this all comes together in our pipeline.

VERAXA is currently advancing three proprietary BiTAC-based drug programs. Two of these are focused on lung and pancreatic cancers, while the third targets ovarian and breast cancer.

Based on our development timelines, two of these programs are expected to enter the clinic within the next three years, with the goal of reaching Phase 2 by 2030.

In addition, we plan to launch a bispeciﬁc ADC program in collaboration with a listed biotech company, aimed at treating esophageal cancer.

Our pipeline also includes a clinical-stage AML program, for which we are currently pursuing orphan drug designation. It further features a best-in-class ADC targeting breast cancer, and a BiTAC T-cell engager in partnership with the University Clinic of Würzburg. Alongside our internal development eOorts, we are planning to establish multiple strategic partnerships with major pharmaceutical companies—generating revenue and further validating our BiTAC platform.

In summary, by 2029, we anticipate having three clinical-stage programs, (pause) …a growing portfolio of licensed assets, (pause) …and a broadly validated platform spanning multiple cancer indications.

Slide 23 “VERAXA’s Forecast’s (2025-2030)”

VERAXA’s ﬁve-year growth is driven by innovation, strategic partnerships, and internal value creation.

We expect revenue growth from three main sources:

●	Milestone payments and royalties from partnerships,

●	Licensing of our own programs, and

●	Non-dilutive grants and funding.

By 2030, we project over 500 million EUR in revenue over the next 5 years - driven by four strategic milestones:

●	Two major alliances with global pharma,

●	The clinical validation of both BiTAC platforms,

●	The advancement of internal programs to Phase 2, and

●	The scalable innovation to expand the pipeline.

It’s a value-driven model with early revenue potential and long-term value.

By 2030, VERAXA will be well-positioned for either (pause) …a strategic acquisition or to emerge as a next-generation pharma leader.

Slide 24 “Comparable M&A Transactions”

To put VERAXA’s market potential into context, let’s take a look at recent M&A activities in the ADC and TCE space. The message is clear

First: (pause) …Valuations are strong - even in early stages. Nearly all of these deals were executed preclinically and consistently landed 9-ﬁgure valuations, with some exceeding even 1 billion Dollars.

Second: (pause) …On the ADC side, we see deals like Merck’s $1.4B collaboration with Caris Life Sciences and Amgen’s $2B deal with SynaOix – (pause) …all before any clinical data.

Third: (pause) …For T-cell engager, the trend is the same. Johnson & Johnson and Merck have each signed deals valued between 1.2 billion dollars and 2.7 billion dollars, (pause) …often for assets still in discovery or just entering Phase 1.

Our BiTAC platforms are precisely in that sweet spot: clinically diVerentiated, (pause) …modular, and progressing rapidly toward clinical stage.

Our timeline is built to match the market window - making VERAXA a prime M&A candidate with strong scientiﬁc upside.

Slide 25 “Key Investment Summary”

We’ve covered the science, (pause) …the strategy, and the scale of what VERAXA is building - so let’s bring it all together. Here’s the big picture.

VERAXA oOers:

●	Next-generation therapies in a 400 billion Dollar market for some of the most aggressive cancer indications

●	Two scalable - disruptive platform technologies with a low-risk and a high-growth proﬁle

●	We combine precision, scalability, and safety - solving oncology’s core challenge.

●	The science is solid. The team is seasoned. The opportunity is real.

●	VERAXA has a strong ﬁnancial backing – we are planning with 25 million Dollars in pre-IPO funding by existing and new investors, with additional capital locked in at closing to advance our clinical programs.

And ﬁnally… we have a clear path to both near-term value and long-term transformation. We’re not just advancing cancer treatment (pause) …we’re shaping what comes next.

…and we’re excited to have you with us on this journey – THANK YOU.

With that, I hand over to the Operator.